AM
11-28-2003



SECUR[ITIES AND EXCHANGE COM]MISSION

03052816

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- ~~001628~~ 44 |

RECEIVED NOV 25 2003 187 SECTION

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.C.DENISON CO.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

618 N 7TH STREET
(No. and Street)

SHEBOYGAN (City) WI (State) 53081 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES A TESTWUIDE 920-457-9451
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHENCK SC
(Name – *if individual, state last, first, middle name*)

712 RIVERFRONT DRIVE SUITE 301 SHEBOYGAN WI 53081
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, JAMES A TESTWUIDE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.C.DENISON CO., as of SEPTEMBER 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Gerald L. Loth

Notary Public

My commission expires June 17, 2007

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (O) Independent Auditors' Report on Internal Control Structure required by SEC Rule 17a-5.

X (p) Statement of Cash Flows


PROCESSING
NOV 2 5 2003
187
SECTION

# H. C. DENISON CO.

Financial Statements

September 30, 2003

Together With Independent Auditors' Report

H. C. DENISON CO.

## CONTENTS


Schenck
Business Solutions
BETTER PEOPLE. BETTER RESULTS.

## Independent Auditors' Report

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

We have audited the accompanying statement of financial condition of H. C. Denison Co. as of September 30, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. C. Denison Co. as of September 30, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Schenck SC

Certified Public Accountants

Sheboygan, Wisconsin
October 22, 2003

712 Riverfront Drive • Suite 301 • Sheboygan, WI 53081 • schencksolutions.com
Phone: 920-458-0341 • 800-236-2248 • Fax: 920-458-8974

H. C. DENISON CO.

Statement of Financial Condition
September 30, 2003

ASSETS

| | |
|---|---|
| Cash and cash equivalents - Unrestricted | $ 511,840 |
| Cash - Restricted for reserve requirement | 214,964 |
| Cash - Restricted at clearing house | 53,451 |
| Receivables: | |
| Due from customers | 202,753 |
| Due from brokers and dealers | 355 |
| Commissions | 85,028 |
| Interest and dividends | 4,411 |
| Securities owned: | |
| Marketable, at market value | 641,987 |
| Not readily marketable, at estimated fair value | 660 |
| Federal tax deposit | 24 |
| Property and equipment, net of accumulated depreciation of $226,008 | 48,784 |
| | $ 1,764,257 |

See notes to financial statements.

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **Liabilities** | | |
| Payables: | | |
| Customers | $ 384,328 | |
| Brokers and dealers | 356,470 | |
| Other | 7,365 | |
| Securities sold, not yet purchased, at market value | 5,016 | |
| Accrued liabilities: | | |
| Salaries, commissions and related withholdings | 47,392 | |
| Property taxes | 7,003 | |
| Total liabilities | | $ 807,574 |
| **Stockholders' equity** | | |
| Common stock, no par value: | | |
| Authorized, 1,524 shares | | |
| Issued and outstanding, 927 shares | 917,000 | |
| Retained earnings | 39,683 | |
| Total stockholders' equity | | 956,683 |
| | | $ 1,764,257 |

H. C. DENISON CO.

Statement of Operations
Year ended September 30, 2003

| | | |
|---|---|---|
| Revenues | | |
| Commissions | $ 1,357,151 | |
| Net dealer inventory and security gains | 252,955 | |
| Interest and dividends | 51,796 | |
| Other | 27,573 | |
| Total revenues | | $ 1,689,475 |
| Expenses | | |
| Employee compensation and benefits | 1,108,381 | |
| Communications | 164,244 | |
| Promotional costs | 92,731 | |
| Occupancy and equipment | 232,813 | |
| Interest | 15,640 | |
| Professional fees | 19,561 | |
| Bank and clearing charges | 113,429 | |
| Non-compete agreement | 25,000 | |
| Other | 70,879 | |
| Total expenses | | 1,842,678 |
| Net loss | | $ (153,203) |

See notes to financial statements.

H. C. DENISON CO.

Statement of Changes in Stockholders' Equity
Year ended September 30, 2003

| | Shares | Common Stock | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, October 1, 2002 | 801 | $ 792,000 | $ 192,886 | $ 984,886 |
| Sale of additional shares of common stock | 126 | 125,000 | - | 125,000 |
| Net loss | - | - | (153,203) | (153,203) |
| Balance, September 30, 2003 | 927 | $ 917,000 | $ 39,683 | $ 956,683 |

See notes to financial statements.

H. C. DENISON CO.

Statement of Cash Flows
Year ended September 30, 2003

| | | |
|---|---|---|
| Operating activities | | |
| Net loss | $ (153,203) | |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Depreciation | 13,975 | |
| Decrease (increase) in: | | |
| Cash - Restricted | (162,385) | |
| Receivables | 6,819 | |
| Securities owned | 437,711 | |
| Federal tax deposit | 6,639 | |
| Increase (decrease) in: | | |
| Payables | 466,097 | |
| Securities sold, not yet purchased | (44,492) | |
| Accrued liabilities | (8,159) | |
| Net cash provided by operating activities | | $ 563,002 |
| Investing activity | | |
| Purchase of property and equipment | | (7,870) |
| Financing activities | | |
| Proceeds from stock issuances | 125,000 | |
| Repayment of notes payable | (506,000) | |
| Net cash used for financing activities | | (381,000) |
| Cash and cash equivalents - Unrestricted | | |
| Net increase | | 174,132 |
| Beginning of year | | 337,708 |
| End of year | | $ 511,840 |
| Supplemental disclosures of cash flow information | | |
| Cash paid for interest | | $ 15,640 |

See notes to financial statements.

H. C. DENISON CO.

Notes to Financial Statements
September 30, 2003

Note 1 - Nature of business and significant accounting policies

A. Nature of business

H. C. Denison Co. (Company) is a broker and dealer in securities with offices in Sheboygan and Manitowoc, Wisconsin. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

B. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

C. Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

D. Reserve for bad debts

No reserve for bad debts is deemed necessary because the Company holds purchased securities until the customer remits payment and does not pay customers for sales until the certificates are presented.

E. Securities owned and revenue recognition of securities transactions

Customers' and brokers' and dealers' securities and commodities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Note 1 - Nature of business and significant accounting policies, continued

F. Property, equipment and depreciation

Property and equipment are stated at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently as incurred. Properties sold or otherwise disposed of are removed from the property accounts, with gains or losses on disposal credited or charged to operations.

Depreciation is provided over the estimated useful lives of the respective assets, using the straight-line method.

G. Advertising

The Company expenses advertising costs as they are incurred. Advertising costs were $68,048 for the year ended September 30, 2003. These costs are included in promotional costs on the statement of operations.

H. Income taxes

The Company has elected, by consent of its stockholders, to be taxed as an S corporation under the provisions of the Internal Revenue Code and Wisconsin Statutes. Under those provisions, the Company does not pay federal and Wisconsin corporate income taxes on its taxable income. Instead, the stockholders are liable for their respective shares of the Company's taxable income on their individual tax returns. The Company periodically makes distributions to the stockholders for income taxes.

Note 2 - Concentration of credit risk

The Company maintains cash deposits at several banks located in the Sheboygan, Wisconsin area. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000 per entity. The Company's cash deposits, at times, exceed these limits.

Note 3 - Cash - Restricted for reserve requirement

The Company is required to maintain sufficient bank accounts and qualified securities as a reserve to protect customer interests pursuant to Securities and Exchange Commission Rule 15c3-3. At September 30, 2003, cash restricted for reserve requirement consists of:

| | |
|---|---|
| Cash on deposit | $ 164,336 |
| Certificates of deposit | 50,628 |
| | $ 214,964 |

H. C. DENISON CO.

Notes to Financial Statements, Continued
September 30, 2003

Note 4 - Cash - Restricted at clearing house

The Company is required to maintain cash balances at Depository Trust and Clearing Corporation. These restricted cash balances fluctuate periodically based on activity. Depository Trust and Clearing Corporation holds securities owned by the Company and is the Company's primary clearing agent.

Note 5 - Due from and due to customers and brokers and dealers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned and not yet paid for by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

Accounts receivable from and payable to brokers and dealers consist of cash due or payable on security transactions. The security transactions are settled when the underlying securities are delivered. Securities sold but not yet delivered are held as collateral for monies due upon delivery. Securities held as collateral pending payment are not reflected in the financial statements. Monies owed against securities not yet received are held pending receipt of securities.

Note 6 - Securities owned

Marketable securities owned at September 30, 2003 consist of trading and investment securities at market values as follows:

| | |
|---|---|
| Stocks | $ 56,838 |
| Corporate bonds | 243,348 |
| U.S. Government obligations | 60,917 |
| Municipal bonds | 280,884 |
| | $ 641,987 |

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At September 30, 2003, these securities at estimated fair values consisted of stocks of $660.

Note 7 - Notes payable

Community Bank

At September 30, 2003, the Company had available an unsecured line of credit of $500,000 which matures February 1, 2004. The $500,000 is personally guaranteed by the majority stockholder of the Company. There was $0 outstanding at September 30, 2003. The interest rate charged is the bank's prime rate (4% at September 30, 2003).

Bank One

At September 30, 2003, the Company had available lines of credit totaling $600,000 which mature December 31, 2003. There was $0 outstanding at September 30, 2003. The interest rate charged is the 30-day LIBOR rate plus 250 basis points (3.62% at September 30, 2003). These lines of credit are secured by specific securities in inventory and guaranteed by the majority stockholder of the Company.

Note 8 - Stock repurchase agreement

Pursuant to an agreement among stockholders, the Company or the primary stockholder is required under certain circumstances to purchase certain individual stockholder's common stock at book value, as defined. At September 30, 2003, neither the Company nor the primary stockholder was obligated to purchase any shares under this agreement.

Note 9 - Net capital requirements

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires that aggregate indebtedness, as defined, shall not exceed fifteen times net capital as defined (15.0 to 1.0). At September 30, 2003, the Company had net capital of $856,949, which was $606,949 in excess of its required net capital of $250,000. Its aggregate indebtedness to net capital ratio was .28 to 1.0.

These calculations of excess net capital and the net capital ratio were prepared on a settlement date basis of accounting. Results from the use of a settlement date basis of accounting do not vary materially from those that would be obtained by use of a trade date basis of accounting.

Note 10 - Profit-sharing plan

The Company has a profit-sharing plan covering substantially all of its employees. The Board of Directors determined that for the year ended September 30, 2003, no contribution would be made to the plan. The plan also contains a 401(k) voluntary salary reduction feature.

Note 11 - Related party transactions and lease commitment

The Company leases its Sheboygan office facility from a former stockholder for $9,000 per month, increasing annually based on the increase in the consumer price index, under a noncancelable operating lease which expires December 1, 2012. The Company is required to pay real estate taxes, insurance and the cost of the normal repairs and maintenance to the building.

The Company leases its Manitowoc office facility from an unrelated party on a month-to-month basis for $400 per month. In addition, the Company must pay all costs of normal repairs and maintenance to the building.

Following is a schedule by years of future minimum rental payments required under operating leases that have initial noncancelable lease terms in excess of one year as of September 30, 2003:

| Year ending September 30, | |
|---|---|
| 2004 | $ 108,000 |
| 2005 | 108,000 |
| 2006 | 108,000 |
| 2007 | 108,000 |
| 2008 | 108,000 |
| Thereafter | 450,000 |
| | $ 990,000 |

Rent expense under all operating leases amounted to $112,800 for the year ended September 30, 2003.

The Company has a non-compete agreement with a former stockholder. The agreement specifies certain non-compete requirements which remain in effect through December 31, 2007. Under terms of the agreement, the Company will make equal monthly payments to the former stockholder of $2,084 through the end of the agreement, provided that the former stockholder complies with the requirements of the non-compete agreement.

# SUPPLEMENTAL INFORMATION


Schenck
Business Solutions
BETTER PEOPLE. BETTER RESULTS.

Independent Auditors' Report on Supplemental Information

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

We have audited the accompanying financial statements of H. C. Denison Co. as of and for the year ended September 30, 2003, and have issued our report thereon dated .

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schenck SC

Certified Public Accountants

Sheboygan, Wisconsin
October 22, 2003

712 Riverfront Drive ∘ Suite 301 ∘ Sheboygan, WI 53081 ∘ schencksolutions.com
Phone: 920-458-0341 ∘ 800-236-2248 ∘ Fax: 920-458-8974

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART II

BROKER OR DEALER H.C. DENISON CO. as of 9/30/03

**COMPUTATION OF NET CAPITAL**

| Item | | | Code | Amount | Code |
|---|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Conditon - Item 1800 | | | | $ 948,064 | 3480 |
| 2. Deduct Ownership equity not allowable for Net Capital | | | | ( ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | | 948,064 | 3500 |
| 4. Add: | | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | | $ 948,064 | 3530 |
| 6. Deductions and/or charges: | | | | | |
| A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | | $ 56,434 | 3540 | | |
| 1. Additional charges for customers' and non-customers' security accounts | | $ | 3550 | | |
| 2. Additional charges for customers' and non-customers' commodity accounts | | | 3560 | | |
| B. Aged fail-to-deliver | | | 3570 | | |
| 1. Number of items | 3450 | | | | |
| C. Aged short security differences-less reserve of | $ 3460 | | 3580 | | |
| number of items | 3470 | | | | |
| D. Secured demand note deficiency | | | 3590 | | |
| E. Commodity futures contracts and spot commodities - proprietary capital charges | | | 3600 | | |
| F. Other deductions and/or charges | | | 3610 | | |
| G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) | | | 3615 | | |
| H. Total deductions and/or charges | | | | ( 56,434 ) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | | 3630 |
| 8. Net capital before haircuts on securities positions | | | | $ 891,630 | 3640 |
| 9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)): | | | | | |
| A. Contractual securities committments | | $ | 3660 | | |
| B. Subordinated securities borrowings | | | 3670 | | |
| C. Trading and investment securities: | | | | | |
| 1. Bankers' acceptances, certificates of deposit and commercial paper | | | 3680 | | |
| 2. U.S. and Canadian government obligations | | 1,614 | 3690 | | |
| 3. State and municipal government obligations | | 12,352 | 3700 | | |
| 4. Corporate obligations | | 13,087 | 3710 | | |
| 5. Stocks and warrants | | 7,628 | 3720 | | |
| 6. Options | | | 3730 | | |
| 7. Arbitrage | | | 3732 | | |
| 8. Other securities | | | 3734 | | |
| D. Undue Concentration | | | 3650 | | |
| E. Other (List) | | | 3736 | ( 34,681 ) | 3740 |
| 10. Net Capital | | | | $ 856,949 | 3750 |

OMIT PENNIES

NOTE: THE INFORMATION CONTAINED IN THIS SCHEDULE I IS IN AGREEMENT IN ALL MATERIAL RESPECTS WITH THE UNAUDITED FOCUS REPORT, PART II FILED BY THE COMPANY AS OF SEPTEMBER 30, 2003. THESE SCHEDULES HAVE BEEN PREPARED ON A SETTLEMENT DATE BASIS OF ACCOUNTING. THE ACCOMPANYING FINANCIAL STATEMENTS HAVE BEEN PREPARED ON A TRADE DATE BASIS OF ACCOUNTING. RESULTS FROM THE USE OF A SETTLEMENT DATE BASIS OF ACCOUNTING DO NOT VARY MATERIALLY FROM THOSE THAT WOULD BE OBTAINED BY USE OF A TRADE DATE BASIS OF ACCOUNTING.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART II

BROKER OR DEALER H.C. DENISON CO. as of 9/30/03

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

### Part A

| Item | | Amount | Code |
|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) | $ | 15,714 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 250,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 250,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 606,949 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | 35 $ | 833,378 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| Item | | Amount | Code | | Amount | Code |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 450,672 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit | 34 $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivilent value is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | | 3820 | $ | | 3830 |
| 18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)) | | | | $ | 214,964 | 3838 |
| 19. Total aggregate indebtedness | | | | $ | 235,708 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10) | | | | % | 28 % | 3850 |
| 21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25) | | | | % | 28 % | 3853 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

### Part B

| Item | | Amount | Code |
|---|---|---|---|
| 22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | 36 $ | N/A | 3870 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | N/A | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | $ | N/A | 3760 |
| 25. Excess net capital (line 10 less 24) | $ | N/A | 3910 |
| 26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8) | % | N/A | 3851 |
| 27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8) | % | N/A | 3854 |
| 28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000 | $ | N/A | 3920 |

## OTHER RATIOS

### Part C

| Item | | Amount | Code |
|---|---|---|---|
| 29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | % | N/A | 3860 |
| 30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital | % | N/A | 3852 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

H. C. DENISON CO.

Reconciliation of Company's Computation of Net Capital Under
Rule 15c3-1 of the Securities Exchange Commission with
Computation Based on Audited Amounts

As of September 30, 2003

| | | |
|---|---|---|
| Net capital, as reported in Company's Part II (Unaudited) Focus Report | $ | 845,493 |
| Net audit adjustments | | 11,456 |
| Net capital, per above computation | $ | 856,949 |
| | | |
| Total ownership equity from statement of financial condition (Trade date basis) | $ | 956,683 |
| Commissions from conversion to settlement date basis | | (8,619) |
| Total ownership equity, Line 1 (Settlement date basis) | $ | 948,064 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART II

BROKER OR DEALER H.C. DENISON CO. as of 9/30/03

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
**(See Rule 15c3-3, Exhibit A and Related Notes)**

**CREDIT BALANCES**

| Line | Description | Amount | Code | Total | Code |
|---|---|---|---|---|---|
| 1. | Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) [46] | $384,328 | 4340 | | |
| 2. | Monies borrowed collateralized by securities carried for the accounts of customers (see Note B) | | 4350 | | |
| 3. | Monies payable against customers' securities loaned (see Note C) | | 4360 | | |
| 4. | Customers' securities failed to receive (see Note D) | 4,584 | 4370 | | |
| 5. | Credit balances in firm accounts which are attributable to principal sales to customers | 5,016 | 4380 | | |
| 6. | Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days | | 4390 | | |
| 7. | **Market value of short security count differences over 30 calendar days old | | 4400 | | |
| 8. | **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days [47] | | 4410 | | |
| 9. | Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days | | 4420 | | |
| 10. | Other (List) | | 4425 | | |
| 11. | TOTAL CREDITS | | | $ 393,928 | 4430 |

**DEBIT BALANCES**

| Line | Description | Amount | Code | Total | Code |
|---|---|---|---|---|---|
| 12. | **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 | $ 2,468 | 4440 | | |
| 13. | Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver | | 4450 | | |
| 14. | Failed to deliver of customers' securities not older than 30 calendar days | | 4460 | | |
| 15. | Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F) | | 4465 | | |
| 16. | Other (List). [48] | | 4469 | | |
| 17. | **Aggregate debit items | | | $ 2,468 | 4470 |
| 18. | **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i) | | | ( ) | 4471 |
| 19. | **TOTAL 14c3-3 DEBITS | | | $ 2,468 | 4472 |

**RESERVE COMPUTATION**

| Line | Description | Amount | Code |
|---|---|---|---|
| 20. | Excess of total debits over total credits (line 19 less line 11) [49] | $ 0 | 4480 |
| 21. | Excess of total credits over total debits (line 11 less line 19) | 391,460 | 4490 |
| 22. | If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits | 411,033 | 4500 |
| 23. | Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period | 214,964 | 4510 |
| 24. | Amount of deposit (or withdrawal) including $ [4515] value of qualified securities | 250,000 | 4520 |
| 25. | New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities | $ 464,964 | 4530 |
| 26. | Date of deposit (MMDDYY) | 10/2/03 | 4540 |

**FREQUENCY OF COMPUTATION**

27. Daily [50] ______ [4332] Weekly ______ [4333] Monthly X [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART II

BROKER OR DEALER H.C. DENISON CO. as of 9/30/03

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)**

**EXEMPTIVE PROVISIONS**

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

| | | |
|---|---|---|
| A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ....52 $ | | 4550 |
| B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... | | 4560 |
| C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 51 ____ 4335 | | 4570 |
| D. (k)(3) — Exempted by order of the Commission .... | | 4580 |

**Information for Possession or Control Requirements Under Rule 15c3-3**

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B .... $ - 4586
   A. Number of items .... - 4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ - 4588
   A. Number of items .... 53 - 4589

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ____ 4584 No ____ 4585

**NOTES**

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).



Schenck
Business Solutions
BETTER PEOPLE. BETTER RESULTS.

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

In planning and performing our audit of the financial statements of H. C. Denison Co. for the year ended September 30, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by H. C. Denison Co. including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



712 Riverfront Drive ∘ Suite 301 ∘ Sheboygan, WI 53081 ∘ schencksolutions.com
Phone: 920-458-0341 ∘ 800-236-2248 ∘ Fax: 920-458-8974

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components elements do not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schenck SC

Certified Public Accountants

Sheboygan, Wisconsin
October 22, 2003